

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

September 17, 2013

VIA E-MAIL

Shane E. Daly
AXA Equitable Life Insurance Company
1290 Avenue of the Americas
New York, NY 10104

     Re: Separate Account A of AXA Equitable Life Insurance Company
              AXA Equitable Life Insurance Company
              Initial Registration Statement on Form N-4
              File Nos. 333-190033 and 811-22651

Dear Mr. Daly:

The staff has reviewed the above-referenced registration statement which the Commission received on July 19, 2013 and was amended on August 7, 2013. The registration statement received a full review. Based on this review, we have the following comments on the filing. Page numbers refer to the courtesy copy of the prospectus provided to the staff on August 7, 2013.

1. General

   a. Please consider describing the exchange offer in the contract and include an appendix comparing the Investment Edge and Investment Edge Select contracts with the Accumulator contracts.

   b. Please consider including an appendix summarizing the differences between the Investment Edge, Investment Edge Select and Investment Edge ADV contracts.

   c. Please explain supplementally why you have distinguished the DCA EQ/Money Market investment option from the "variable investment options" throughout the prospectus.

2. Variable Investment Options, page 1

   Please note that the SEI Insurance Products Trust portfolios are currently not registered.

3. Investment Edge Series at a glance – key features, pages 9-10

    a. Please briefly describe the death benefit in this section.

    b. Please disclose here, as you do on page 40, that unlike traditional forms of annuitization, Income Edge is unique in that it allows for a mode of annuitization that provides continuing access to the contract's account balance.

    c. Please clarify in the prospectus what you mean when you state that there are other payout options available "through other contracts."

    d. Please revise the third bullet under "Tax Considerations" so as to make it clear that Income Edge is not a guarantee or promise of receiving the return of your initial investment.

4. Fee Table, pages 11-12

    Footnote (9) states that "'Total Operating Expenses are based, in part, on estimated amounts for options added during the fiscal year 2012." Given that the contract was not offered in fiscal year 2012, please explain what you mean by this statement.

5. Examples, pages 12-13

    a. Please clarify what you mean when you state that the examples use "an annual administrative charge based on the charges paid in the prior calendar year, which results in an estimated administrative charge calculated as a percentage of contract value, as follows: Investment Edge 0.012%; Investment Edge Select 0.009%; and Investment Edge ADV 0.008%." In this regard we note that (1) the contract wasn't offered in the prior calendar year; and (2) the administrative fee appears from the fee table to be the same for the Investment Edge and Investment Edge Select contracts.

    b. Please review the expense examples for accuracy. For example in year 1 where a surrender takes place one would expect the Investment Edge to be the most expensive contract variation.

6. How you can purchase and contribute to your contract, page 14

    Please disclose how much "advance notice" you will give if you exercise your rights under the contract to change minimum or maximum contribution requirements or discontinue accepting contributions.

7. Insufficient Account Value, page 21

    Please expand the second sentence of the paragraph to state that account value could become insufficient due to withdrawals, including withdrawals for the payment of fees and charges under the contract, and/or poor market performance.

8. <u>Lifetime required minimum distribution withdrawals</u>, page 25

    Given that you are discussing RMD payments, in the second to last paragraph, please advise whether the phrase "substantially equal withdrawals" should be replaced with "RMD payments."

9. <u>Income Edge Payment Program</u>, page 26

    It is our understanding that you have requested a Private Letter Ruling with respect to this feature. Until such a ruling is granted, please include disclosure to the effect that the tax status of the program is not clear.

10. <u>Your annuity payout options</u>, page 29

    Please include an example of the scenario described in the first full paragraph of the page, i.e. a case where the guaranteed annuity purchase factors are changed and the contract is annuitized.

11. <u>Charges that AXA Equitable deducts</u>, page 31

    Please include a bullet point for the wire transfer charge, express mail charge, duplicate contract charge, check preparation charge and duplicate Annual and/or Quarterly Statement of Account or Annual Payout Statement charge.

12. <u>Distribution of the contracts</u>, page 54

    Please state the commissions paid to dealers as a percentage of purchase payments as per Item 6(d) of Form N-4.

13. <u>Item 24. Financial Statements and Exhibits</u>

    Please provide Powers of Attorney that relate specifically to the filing. <u>See</u> Rule 483(b) of the Securities Act of 1933.

14. <u>Financial Statements, Exhibits, and Other Information</u>

    Any financial statements, exhibits, and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

* * * ** ** * * * * * * * * * * *

Responses to these comments should be made in a letter to me and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please explain your position in the letter.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, both the registrant and its underwriter must request acceleration of the effective date of the registration statement.

If you have any questions, please phone me at (202) 551-6751. Mail or deliveries should be addressed to 100 F Street, NE, Washington DC 20549-8629.

Sincerely,

/s/ Alison White

Alison White
Senior Counsel
Insured Investments Office